

NORTHERN ORION
EXPLORATIONS LTD

Suite 1400, 570 Granville Street, Vancouver, B.C. V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212

May 3, 2003

VIA FEDEX

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549


03022195

Attention: Mary Cascio

Dear Sirs/Mesdames:

Re: **NORTHERN ORION EXPLORATIONS LTD.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3153
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be made public to the laws of British Columbia and the Policies of the Toronto Stock Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Shannon Ross

Shannon M. Ross
Chief Financial Officer
for **NORTHERN ORION EXPLORATIONS LTD.**

Encl.

dlw 6/4

United States SEC filing
May 3, 2003

Northern Orion Explorations Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART 1 – Documents required to be Made Pulic pursuant to the laws of the Province of British Columbia and the Toronto Stock Exchange in connection with:

A. Press Release

1. Northern Orion to acquire 12.5% of Bajo de la Alumbrera and free cash flow – April 8, 2003
2. Northern Orion enters into agreement with underwriting Syndicate – April 11, 2003
3. Northern Orion Explorations Ltd. – Extension of Share Purchase Warrants – April 22, 2003

B. Correspondence with B.C. Securities Commission

1. Notice of Meeting and Record Date – April 16, 2003 (distributed April 21, 2003)
2. Material Change Report – April 18, 2003 (distributes April 21, 2003)
3. Advance Notice of General Meeting – April 28, 2003

News release via Canada NewsWire, Vancouver 604-669-7764

Attention Business Editors:
Northern Orion to acquire 12.5% of Bajo de la Alumbrera and free cash flow

NNO - TSX

VANCOUVER, April 8 /CNW/ - Northern Orion ("NNO") is pleased to announce that it has entered into an agreement where NNO will participate in the acquisition of a 25% interest in low cost Bajo de la Alumbrera copper-gold mine ("Alumbrera") in Argentina from Rio Algom Limited ("Rio Algom"), a wholly owned subsidiary of BHP Billiton, for US$180 million with Wheaton River Minerals Ltd ("WRM"). Rio Algom has agreed to defer payment of up to US$50 million of the purchase price until May 30, 2005, such deferred amount bearing interest at LIBOR + 2%. On closing, NNO and WRM will each acquire from Rio Algom a net 12.5% interest in Alumbrera.

Located just 34km from NNO's Agua Rica copper gold deposit, Alumbrera is a world class mine operated by MIM Holdings Limited of Australia. It produced 440 million pounds of copper and 759,360 ounces of gold in the year ended June 30, 2002 at a net cash cost of US$0.21 per pound (net of gold credits). Alumbrera is estimated to produce an average of 426 million pounds of copper and 546,000 ounces of gold annually until 2011 at a net cash cost of US$0.21 per pound of copper, placing it in the lower portion of the bottom quartile of copper production costs. As of June 30, 2002, Alumbrera had proven and probable mineral reserves of 4.1 billion pounds of copper and 7.1 million ounces of gold. NNO's projected annual share is expected to average 53 million pounds of copper and 68,000 ounces of gold, at a net cash cost of US$0.21 per pound of copper.

The acquisition of 12.5% of Alumbrera moves NNO directly into the mid-tier copper production ranks. As a result of the low operating costs and mature nature of the Alumbrera operation, NNO expects to benefit from a substantial cash flow stream over the next 10 years. This cash could be applied to bringing Agua Rica into production without further equity dilution. NNO is currently acquiring from BHP Billiton the 72% of the ownership interest in Agua Rica that NNO does not now own.

NNO will add reserves of 523 million pounds of copper and 887,000 ounces of gold from Alumbrera to its substantial copper and gold resource base.

"The acquisition of a strategic and cash flow positive stake in Alumbrera, combined with our acquisition of the remaining 72% of the Agua Rica project, is a quantum step in the continuing growth of NNO into an intermediate copper producer" commented David Cohen, President and CEO of NNO. "The anticipated significant free cash flow from Alumbrera and the positive revaluing of Agua Rica as a result of the Argentine currency devaluation is expected to give NNO a substantial potential cash flow stream over the next 25 years."

NNO and WRM will equally own a special purpose acquisition company to hold the 25% interest being purchased from Rio Algom. The acquisition of Alumbrera is subject to customary closing conditions, including due diligence, financing, all necessary regulatory and third party approvals and consents (including the lenders to Alumbrera) and entering into a definitive purchase and sale agreement with Rio Algom. The acquisition is expected to close by June 23, 2003.

The financing of the acquisition will not require any copper or gold hedging, leaving NNO with 100% of the upside of any potential copper price increases.

With the Alumbrera transaction, Northern Orion believes that it will fulfill one of its principal objectives to maximize the economic potential of the Agua Rica deposit, by accessing positive cash flow for the company. In addition, Northern Orion is assessing a number of other potential opportunities that could provide the basis for further accretive transactions.

%SEDAR: 00003142E

/For further information: INVESTOR RELATIONS: Vanguard Shareholder Solutions Inc., Toll Free: 866-608-9970, Email: ir(at)vanguardsolutions.ca; David Cohen, President and CEO, info(at)northernorion.com/
(NNO.)

CO: Northern Orion Explorations Ltd.

CNW 13:18e 08-APR-03

News release via Canada NewsWire, Vancouver 604-669-7764

Attention Business Editors:
Northern Orion enters into agreement with underwriting Syndicate

NNO - TSX

/NOT FOR DISTRIBUTION TO THE UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES./

VANCOUVER, April 11 /CNW/ - Northern Orion Explorations Ltd. ("NNO") is pleased to announced a proposed private placement with a syndicate of underwriters, co-led by Griffiths McBurney & Partners and BMO Nesbitt Burns Inc., and including Canaccord Capital Corporation, Yorkton Securities Inc., Pacific International Securities Inc., and Salman Partners Inc., to raise US$70-80 million in equity on a best efforts basis. The private placement will be comprised of common shares and common share purchase warrants.

Proceeds from the private placement will be used to fund NNO's portion of the purchase price relating to the previously announced acquisition of Rio Algom Limited's 25% interest in the Bajo de la Alumbrera gold-copper mine in Argentina.

Completion of the private placement is subject to receipt of all necessary regulatory and other approvals including the approval of The Toronto Stock Exchange and the American Stock Exchange.

NNO's projected annual share of production from Alumbrera is expected to average 53 million pounds of copper and 68,000 ounces of gold, at a net cash cost of US$0.21 per pound of copper over a minimum of 8 years.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful. The securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of NNO to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined and future prices of gold and copper. Although NNO has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

%SEDAR: 00003142E

/For further information: INVESTOR RELATIONS, Vanguard Shareholder

Solutions Inc., Tel: 1-866-608-9970, Email: ir(at)vanguardsolutions.ca; David Cohen, President and CEO, info(at)northernorion.com/
(NNO.)

CO: Northern Orion Explorations Ltd.

CNW 09:00e 11-APR-03

PACIFIC CORPORATE TRUST COMPANY

625 Howe Street – 10th Floor Vancouver BC V6C 3B8
T: (604) 689-9853 F: (604) 689-8144

April 16, 2003

British Columbia Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street 9th Floor
Vancouver, BC
V7Y 1L2

Dear Sirs:

As per National Instrument 54-101 requirements, please be advised of the following:

Issuer: **Northern Orion Explorations Ltd.**	
CUSIP #	66557D109
Meeting Date:	June 16, 2003
Record Date for Notice:	May 9, 2003
Record Date for Voting:	May 9, 2003
Beneficial Ownership Determination Date:	May 9, 2003
Class of Securities Entitled to Receive Notice:	Common
Class of Securities Entitled to Vote:	Common
Business Type:	Non-Routine
OBO Distribution Payment:	Issuer will pay for OBOs
Material Distributed to:	All Holders

If you require further information, please contact:

"Sandy Hunter"

Sandy Hunter
PACIFIC CORPORATE TRUST COMPANY

cc: Alberta Securities Commission
cc: Manitoba Securities Commission
cc: New Brunswick Securities Commission
cc: Newfoundland Securities Commission
cc: Nova Scotia Securities Commission
cc: Ontario Securities Commission
cc: TSX Venture Exchange
cc: P.E.I. Securities Commission
cc: Quebec Securities Commission
cc: Saskatchewan Securities Commission
cc: Registrar of Securities - NT
cc: Registrar of Securities - YT
cc: Nunavut
cc: CDS Inc.

g:\startup\bsms-NI54-101nno.doc

BC FORM 53-901F
Form 25 (*Securities Act,* 1988 (Saskatchewan))
Form 26 (*Securities Act* (Newfoundland))
Form 27 (*Securities Act* (Nova Scotia))

Material Change Report
Under:
Section 85(1) of the *Securities Act* (British Columbia)
Section 118(1) of the *Securities Act* (Alberta)
Section 75(2) of the *Securities Act* (Ontario)
Section 81(2) of the *Securities Act* (Nova Scotia)
Section 76(2) of the *Securities Act* (Newfoundland)
Section 84 (1) of *Securities Act* (Saskatchewan)

Item 1 **Reporting Issuer**

Northern Orion Explorations Ltd.
1400 - 570 Granville Street
Vancouver, BC V6C 3P1

(the "Company")

Telephone: (604) 687-4622

Item 2. **Date of Material Change**

April 8, 2003

Item 3. **Press Release**

April 8, 2003

Item 4. **Summary of Material Change**

See press release dated April 8, 2003

Item 5. **Full Description of Material Change**

See attached press release dated April 8, 2003

Item 6. **Reliance on Section 85(2) of the Act**

N/A

Item 7. **Omitted Information**

N/A

Item 8. **Senior Officers**

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

David W. Cohen
President and CEO
Suite 250 – 1075 West Georgia Street
Vancouver, BC V6E 3C9

Telephone: (604) 689-9663

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

April 18, 2003
Date

"David Cohen"
Signature

David Cohen
Name

President
Position

Vancouver, British Columbia
Place of Declaration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

News release via Canada NewsWire, Vancouver 604-669-7764

Attention Business Editors:
Northern Orion to acquire 12.5% of Bajo de la Alumbrera and free cash flow

NNO - TSX

VANCOUVER, April 8 /CNW/ - Northern Orion ("NNO") is pleased to announce that it has entered into an agreement where NNO will participate in the acquisition of a 25% interest in low cost Bajo de la Alumbrera copper-gold mine ("Alumbrera") in Argentina from Rio Algom Limited ("Rio Algom"), a wholly owned subsidiary of BHP Billiton, for US$180 million with Wheaton River Minerals Ltd ("WRM"). Rio Algom has agreed to defer payment of up to US$50 million of the purchase price until May 30, 2005, such deferred amount bearing interest at LIBOR + 2%. On closing, NNO and WRM will each acquire from Rio Algom a net 12.5% interest in Alumbrera.

Located just 34km from NNO's Agua Rica copper gold deposit, Alumbrera is a world class mine operated by MIM Holdings Limited of Australia. It produced 440 million pounds of copper and 759,360 ounces of gold in the year ended June 30, 2002 at a net cash cost of US$0.21 per pound (net of gold credits). Alumbrera is estimated to produce an average of 426 million pounds of copper and 546,000 ounces of gold annually until 2011 at a net cash cost of US$0.21 per pound of copper, placing it in the lower portion of the bottom quartile of copper production costs. As of June 30, 2002, Alumbrera had proven and probable mineral reserves of 4.1 billion pounds of copper and 7.1 million ounces of gold. NNO's projected annual share is expected to average 53 million pounds of copper and 68,000 ounces of gold, at a net cash cost of US$0.21 per pound of copper.

The acquisition of 12.5% of Alumbrera moves NNO directly into the mid-tier copper production ranks. As a result of the low operating costs and mature nature of the Alumbrera operation, NNO expects to benefit from a substantial cash flow stream over the next 10 years. This cash could be applied to bringing Agua Rica into production without further equity dilution. NNO is currently acquiring from BHP Billiton the 72% of the ownership interest in Agua Rica that NNO does not now own.

NNO will add reserves of 523 million pounds of copper and 887,000 ounces of gold from Alumbrera to its substantial copper and gold resource base.

"The acquisition of a strategic and cash flow positive stake in Alumbrera, combined with our acquisition of the remaining 72% of the Agua Rica project, is a quantum step in the continuing growth of NNO into an intermediate copper producer" commented David Cohen, President and CEO of NNO. "The anticipated significant free cash flow from Alumbrera and the positive revaluing of Agua Rica as a result of the Argentine currency devaluation is expected to give NNO a substantial potential cash flow stream over the next 25 years."

NNO and WRM will equally own a special purpose acquisition company to hold the 25% interest being purchased from Rio Algom. The acquisition of Alumbrera is subject to customary closing conditions, including due diligence, financing, all necessary regulatory and third party approvals and consents (including the lenders to Alumbrera) and entering into a definitive purchase and sale agreement with Rio Algom. The acquisition is expected to close by June 23, 2003.

The financing of the acquisition will not require any copper or gold hedging, leaving NNO with 100% of the upside of any potential copper price increases.

With the Alumbrera transaction, Northern Orion believes that it will fulfill one of its principal objectives to maximize the economic potential of the Agua Rica deposit, by accessing positive cash flow for the company. In addition, Northern Orion is assessing a number of other potential opportunities that could provide the basis for further accretive transactions.

%SEDAR: 00003142E

/For further information: INVESTOR RELATIONS: Vanguard Shareholder Solutions Inc., Toll Free: 866-608-9970, Email: ir(at)vanguardsolutions.ca; David Cohen, President and CEO, info(at)northernorion.com/
(NNO.)

CO: Northern Orion Explorations Ltd.

CNW 13:18e 08-APR-03

News release via Canada NewsWire, Vancouver 604-669-7764

Attention Business Editors:
Northern Orion Explorations Ltd. - Extension of Share Purchase Warrants

NNO - TSX

VANCOUVER, April 22 /CNW/ - The Company announces that it has agreed, subject to shareholder and TSX approval, to extend the expiry date of 10,000,000 common share purchase warrants (the "Warrants") previously issued to ValGold Resources Ltd. ("ValGold"). Each Warrant is exercisable to acquire one (1) common share of the Company at $0.20 per share. The expiry date will be extended from April 27, 2003 to December 31, 2003. ValGold is a British Columbia public company, the shares of which are listed for trading on the TSX Venture Exchange and is at arm's length to the Company.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.
%SEDAR: 00003142E

/For further information: INVESTOR RELATIONS: Vanguard Shareholder Solutions Inc., Toll Free: 1-866-608-9970, Email: ir(at)vanguardsolutions.ca; David Cohen, President and CEO, info(at)northernorion.com/
(NNO.)

CO: Northern Orion Explorations Ltd.

CNW 13:15e 22-APR-03

ADVANCE NOTICE OF GENERAL MEETING

NOTICE is hereby given that the Annual and Extraordinary General Meeting of Northern Orion Explorations Ltd. (the "Company") will be held on June 16, 2003 at which time it is proposed that Directors of the Company will be elected for the ensuing year.

Members are invited to make written nominations for directors of the Company. If any written nominations for a director signed by members holding in the aggregate not less than 10% of the outstanding shares of the Company having a right to vote at the meeting, are delivered to the Company's Registered Office, 10th Floor, 595 Howe Street, Vancouver B.C., V6C 2T5, on or before the close of business 35 days before the day of the meeting, accompanied by information about the nominee required under the Company Act, the Company will include the name of the nominee and the information as to the nominee in the information circular sent by the management of the Company pursuant to Sections 153 and 154 of the Company Act.

A person who is not disqualified by Section 114 of the Company Act may become or act as a director of the Company.